Appendix B
PLAN OF LIQUIDATION AND TERMINATION
       THIS PLAN OF LIQUIDATION AND
TERMINATION ("Plan") is made by Eaton Vance
Mutual Funds Trust ("Trust"), a Massachusetts
business trust that is registered with the Securities
and Exchange Commission as an investment
company under the Investment Company Act of
1940, as amended ("1940 Act") with respect to
Eaton Vance U.S. Government Money Market Fund
("Fund"), one of the separate series of the Trust.
R E C I T A
L S
A.	The Trust's board of trustees ("Board," and the
members thereof, "Trustees"), including its
Trustees who are not "interested persons" (as that
term is defined in the 1940 Act) of the Trust, has
unanimously determined that the continuation of the
business and operations of the Fund is not
economically viable in view of various factors and
that the termination and liquidation of the Fund is in
the best interests of the Trust, the Fund, and the
Fund's shareholders.
B.	Pursuant to Article XIV, Section 4 of the Trust's
Amended and Restated Declaration of Trust, dated
August 17, 1993, as amended ("Declaration of
Trust"), the Board may terminate the Fund.
C.	Based on the foregoing, the Board has
unanimously adopted this Plan.
P R O V I S I O N S
ARTICLE 1. Liquidation and Termination;
Trustees' Powers
       (a)	The termination of the Fund shall be
deemed effective, and its liquidation shall
commence, on [October 31, 2015], or such other
date as may be determined by an officer of the
Trust, in his or her discretion (the "Effective Date").
       (b)	The proper officers of the Trust shall
take all necessary and appropriate actions under
the laws of the Commonwealth of Massachusetts,
the Declaration of Trust and any other applicable
law to effect the termination and liquidation of the
Fund and to wind up its business.
       (c)	On or after the Effective Date, all
powers of the Trustees under the Declaration of Trust and the Trust's By-laws, and all delegations of such powers or the performance thereof to officers and agents of the Trust, shall continue with respect to the Trust, including the powers to: (1) fulfill and/or discharge the Fund's contracts, (2) collect the Fund's assets, (3) sell, convey, assign, exchange, transfer, and/or otherwise dispose of all or any part of the Fund's remaining property to one or more persons at public or private sale for consideration that may consist in whole or in part of cash, securities, or other property of any kind, (4)
discharge and/or pay the Fund's liabilities, (5) prosecute, settle, and/or compromise claims of the Fund or to which it is subject, (6) file final state and federal tax returns for the Fund, (7) mail notice to all known creditors and employees, if any, of the Fund, at their respective addresses shown on the Fund's records, and (8) do all other acts necessary or appropriate to wind up the Fund's business.
ARTICLE 2. Filings with Governmental
Authorities
       The proper officers of the Trust shall take all necessary and appropriate actions to prepare and file or cause to be prepared and filed with governmental and regulatory authorities, including the Securities and Exchange Commission, the Internal Revenue Service ("IRS") and the
Commonwealth of Massachusetts, all such
agreements, documents, notices and undertakings, including necessary tax clearance certificates and IRS Form 966 (entitled


"Corporate Dissolution or Liquidation"), as may be
required to effect the liquidation and termination of
the Fund.
ARTICLE 3. Liquidation Procedures
       (a)	For purposes of the liquidation of the
Fund, the Fund shall apply its assets to the
payment of all its existing debts and obligations,
including necessary expenses of its liquidation and
termination.
       (b)	As soon as reasonably practicable
after: (1) paying or adequately providing for the
payment of the Fund's liabilities and (2) receiving
releases, indemnities, and refunding agreements
the proper officers of the Trust deem necessary for
the Trust's protection, such officers shall cause
each Fund's remaining assets to be distributed in
one or more (if necessary) distributions of cash to
its shareholders of record as of the Fund's record
date (each, a "Shareholder") in redemption and
cancellation of their Fund shares. On such record
date, each Shareholder's interest in the Fund shall
be fixed and the Fund's books shall be closed. The
amount of the liquidating distribution to each
Shareholder shall be in proportion to the number of
Fund shares held by such Shareholder on such
date.
       (c)	In the event any Shareholder(s) to
whom distributions pursuant to paragraph (b) are
payable cannot be located, the proper officers of the
Trust may create, in the name and on behalf of the
Fund, a trust with a financial institution and, subject
to applicable abandoned property laws, deposit any
remaining Fund assets in such trust for the benefit
of such Shareholder(s). The expenses of such trust
shall be charged against the assets thereof.
ARTICLE 4. Receipt of Cash or Other
Distributions After the Liquidation Date
       Following the Effective Date, if the Fund
receives any form of cash or is entitled to any other
distributions that it had not recorded on its books on
or before the Effective Date, except as otherwise
described below, such cash or other distribution
(net of all expenses associated with effecting the
disposition of such cash or distribution) will be
disbursed in the following manner, provided that the
officers of the Trust determine it is cost effective to
do so:
(a)	The Trust will determine the
Shareholders of record of the Fund
as of the Effective Date of the Plan.
(b)	The Trust will then identify the
Shareholders of record as of the
Effective Date who would be entitled
to a pro rata share of the cash or
distribution received by the Fund.
(c)	The Trust will then be responsible for
disbursing to each such Shareholder
of record, identified in accordance
with paragraph 4(b) above, their pro
rata portion of the cash.
       In such event the officers determine that distribution of any such amounts is impracticable due to the cost of doing so, the officers shall present a proposal for the disposition of such amounts to the Board for consideration.


ARTICLE 5. Amendment of this Plan
       Except as otherwise provided in this Article
4, this Plan may be amended by the proper officers of the Trust as they, with the advice of counsel, may deem necessary or appropriate to effect the termination and liquidation of the Fund. The terms of this Plan with respect to liquidating distributions may be amended only by the Board.
ARTICLE 6. Expenses
       Except as provided in Article 3, paragraph
(c), the Fund shall bear all the expenses incurred in connection with carrying out this Plan, including the cost of liquidating the Fund's assets and terminating its existence.